Exhibit 12

ZOETIS INC. AND SUBSIDIARY COMPANIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
(IN MILLIONS, EXCEPT RATIOS)	2017	2016	2015	2014	2013
Determination of earnings:
Income before provision for taxes on income
and noncontrolling interests	$1,525	$1,228	$545	$820	$690
Net (loss)/income attributable to noncontrolling interests	(2)	(2)	—	4	(1)
Income attributable to Zoetis Inc.	1,527	1,230	545	816	691
Add: fixed charges	188	177	137	131	127
Total earnings as defined	$1,715	$1,407	$682	$947	$818

Fixed charges:
Interest expense, net of capitalized interest(a)	$175	$166	$124	$117	$113
Capitalized interest	4	3	4	4	3
Interest portion of rent expense(b)	9	8	9	10	11
Total Fixed charges	188	177	137	131	127

Ratio of earnings to fixed charges	9.1	7.9	5.0	7.2	6.4

(a)	Interest expense, net of capitalized interest, includes amortization of debt discount and fees. Interest expense does not include interest related to uncertain tax positions.

(b)	One-third of all rental expense is deemed to be interest, which we believe to be a conservative estimate of an interest factor in our leases.